Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
July 14, 2004

Extendicare Announces Second Quarter News Release and Conference Call Dates

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. will release its 2004 second quarter financial results after the close of markets on Tuesday, August 3, 2004. The Company will hold a conference call on Wednesday, August 4, 2004 at 10:00 a.m. (ET) to discuss its results for the second quarter.

Following its release on August 3, 2004, the Company will post a copy of the press release on its website, in addition to an update of its supplemental information package found under the Investor Information/Investor Documents/Supplemental Information section of its website.

The August 4, 2004 conference call will be webcast live, and archived, in the Investor Information section of Extendicare’s website, www.extendicare.com.

For those wishing to call in, the toll-free number for the live call is 1-800-387-6216. Local callers please dial 416-405-9328. A taped rebroadcast will be available approximately two hours following completion of the live call on August 4, 2004 until midnight on August 20, 2004. To access the rebroadcast, dial 1-800-408-3053. Local callers please dial 416-695-5800. The conference ID number is 3079592.

Scheduled speakers for the Company on the conference call include: Mel Rhinelander, President and Chief Executive Officer; Mark Durishan, Vice-President, Finance and Chief Financial Officer; and Christopher Barnes, Manager, Investor Relations.

Extendicare, through its subsidiaries, operates 273 long-term care facilities across North America, with capacity for over 28,300 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 35,100 people in the United States and Canada.

For further information, contact:
Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483
Fax: (905) 470-4003
Visit Extendicare’s Website @ www.extendicare.com